

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2022

William Carroll
Senior Vice President - Controller
DELTA AIR LINES, INC.
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re: DELTA AIR LINES, INC.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 11, 2022**
> **File No. 001-05424**

Dear Mr. Carroll:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

1. Please discuss and analyze revenue and passenger levels and their respective trends for business related travel and leisure and other travel. Please refer to Item 303 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation